EXHIBIT 99.1



Cleco Corp.
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318.484.7400
www.cleco.com

NEWS RELEASE

Analyst Contact:
Cleco Corp.
Russell Davis
(318) 484-7501
Russell.Davis@cleco.com

Investor Contact:
Cleco Corp.
Rodney Hamilton
(318) 484-7593
Rodney.Hamilton@cleco.com

Media Contact:
Cleco Corp.
Fran Phoenix
(318) 484-7467

For Immediate Release

Cleco Corp. Reports Full-Year 2010 Earnings of $255.3 Million

- **2010 Operational Diluted Earnings Per Share of $2.26, Up 31% from 2009**
- **2011 Operational Earnings Guidance of $2.25 - $2.35 Per Diluted Share**
- **2011/2012 Dividend Guidance Provided Below**

PINEVILLE, La., Feb. 24, 2011 – Cleco Corp. (NYSE: CNL)

"Our 2010 operational earnings are up 31 percent compared to 2009 operational earnings primarily because we successfully completed major projects that have been under way for a long time," said Mike Madison, president and chief executive officer of Cleco Corp.

"At Cleco Power, we brought Madison Unit 3 online, acquired Acadia Unit 1 and implemented new retail rates, the first increase in base rates for Cleco Power in more than 20 years. These projects diversified our fuel mix and increased our generating capacity. In addition, we have aligned our rates with the current cost structure of the utility," Madison said.

"At Midstream, we made progress on our goals to reduce our risk in the wholesale energy business and maximize the value of our wholesale assets by completing the Acadia Unit 1 transaction with Cleco Power and entering into an interim power sales agreement with Entergy Louisiana for the remaining half of the plant, Acadia Unit 2, until our pending sale agreement with Entergy Louisiana is closed in March of this year. The Louisiana Public Service Commission approved Entergy Louisiana's purchase of Acadia Unit 2 in January of this year. Finally, at Midstream, we restructured our tolling agreement for Coughlin Power Station and extracted all of the remaining value in the toll. At the expiration of the tolling agreement, we will have a 775-megawatt unencumbered asset with attractive prospects based on today's marketplace," Madison said.

"Together, these projects have strengthened our company and put us on firm financial footing as we head into 2011," Madison said. "Our 2011 operational earnings guidance and our 2011/2012 dividend guidance reflect the continued growth we see in our business and underscore the confidence we have in the overall financial health of Cleco."

Earnings Guidance:

Cleco is targeting 2011 consolidated operational earnings in the range of $2.25 - $2.35 per diluted share. The 2011 consolidated operational earnings estimate assumes normal weather and excludes adjustments related to company- and trust-owned life insurance (COLI/TOLI) policies and the expected gain in the range of $0.53 - $0.59 per diluted share relating to the pending Acadia Unit 2 transaction. Please refer to "Operational Earnings Adjustments" in this news release for a description of such adjustments and for the impact of COLI/TOLI on the company's earnings per diluted share in 2010 and 2009.

Dividend Guidance:

The board of directors of Cleco Corp. intends to increase Cleco's quarterly dividend rate from $0.25 per common share to $0.28 per common share beginning with the dividend payable May 16, 2011. The 12 percent increase in the dividend, subject to the board's official declaration of the dividend in April, will result in an annual dividend rate of $1.12 per common share.

Additionally, the board has indicated its intention to further increase the quarterly dividend to $0.3125 per common share beginning with the dividend payable in May 2012. This additional 12 percent increase in the dividend, subject to the board's official declaration of the dividend in April 2012, will result in an annual dividend rate of $1.25 per common share.

"These planned dividend increases by our board of directors continue the progress started last year toward achieving our long-term goal of a dividend payout level in the range of 50 percent to 60 percent of our sustainable earnings," Madison said. "We're following through on our commitment to deliver competitive total returns to our shareholders upon the successful completion of major projects."

The declaration of dividend payments is at the board's sole discretion and future dividend increases are subject to numerous factors that ordinarily affect dividend policy, including the result of Cleco's operations and its financial position as well as general economic and business conditions.

Consolidated Earnings - Reconciliation of GAAP to Non-GAAP Measures

	Diluted Earnings Per Share	
	Three months ended Dec. 31	
Subsidiary	**2010**	**2009**
Cleco Power LLC	$ 0.40	$ 0.35
Cleco Midstream Resources LLC[1]	(0.04)	(0.21)
Corporate and Other[1,2]	(0.02)	0.01
Operational diluted earnings per share (Non-GAAP)	0.34	0.15
Adjustments[3]	-	0.06
Diluted earnings per share applicable to common stock	$ 0.34	$ 0.21

GAAP refers to United States generally accepted accounting principles.

[1]Includes affiliate interest charges/interest income on affiliate debt related to Cleco's investment in Acadia of $0.01 per share for the quarter ended Dec. 31, 2009
[2]Includes dividends on preferred stock
[3]Refer to "Operational Earnings Adjustments" in this news release

Consolidated Earnings - Reconciliation of GAAP to Non-GAAP Measures

	Diluted Earnings Per Share	
	Year ended Dec. 31	
Subsidiary	**2010**	**2009**
Cleco Power LLC	$ 2.42	$ 1.84
Cleco Midstream Resources LLC[1] (excluding 2010 gains from the Evangeline and Acadia Unit 1 transactions)	(0.04)	(0.29)
Corporate and Other[1,2]	(0.12)	0.18
Operational diluted earnings per share (Non-GAAP)	2.26	1.73
Adjustments[3]	1.94	0.03
Diluted earnings per share applicable to common stock	$ 4.20	$ 1.76

GAAP refers to United States generally accepted accounting principles.

[1]Includes affiliate interest charges/interest income on affiliate debt related to Cleco's investment in Acadia ($0.01 per share and $0.05 per share for the years ended Dec. 31, 2010, and 2009, respectively)
[2]Includes dividends on preferred stock
[3]Refer to "Operational Earnings Adjustments" in this news release

Financial Highlights:

Fourth Quarter 2010
- Cleco reports fourth-quarter earnings applicable to common stock of $20.6 million, or $0.34 per diluted share, compared to $12.8 million, or $0.21 per diluted share, for the fourth quarter of 2009.

Year-to-Date 2010
- Cleco reports earnings applicable to common stock for 2010 of $255.3 million, or $4.20 per diluted share, compared to $106.3 million, or $1.76 per diluted share, for 2009.

--more--

Quarter-Over-Quarter Operational Earnings Per Share Reconciliation:

$ 0.15	**2009 fourth-quarter diluted operational earnings per share**
0.59	Non-fuel revenue, net of rate refund accrual
0.01	Income taxes
(0.16)	Other expenses, net
(0.39)	AFUDC (allowance for funds used during construction)
$ 0.05	**Cleco Power results**
0.17	**Cleco Midstream results**
(0.03)	**Corporate results**
$ 0.34	**2010 fourth-quarter diluted operational earnings per share**
-	**Adjustments[1]**
$ 0.34	**Reported GAAP diluted earnings per share**

[1]Refer to "Operational Earnings Adjustments" in this news release

Cleco Power

- **Non-fuel revenue, net of rate refund accrual, increased earnings by $0.59 per share compared to the fourth quarter of 2009**. The impact of the retail base rate increases that became effective in February 2010, which included Madison Unit 3 and Acadia Unit 1, contributed approximately $0.55 per share, while the impact from weather contributed approximately $0.06 per share. Higher transmission revenue and customer forfeited discounts also contributed $0.01 per share. These increases were partially offset by $0.03 per share as a result of recording an estimated accrual for a rate refund.

- **Income taxes increased earnings by $0.01 per share compared to the fourth quarter of 2009** primarily due to miscellaneous tax items.

- **Other expenses, net, were $0.16 per share higher compared to the fourth quarter of 2009** primarily due to $0.10 per share of higher operating and maintenance expenses and $0.08 per share of higher depreciation expense both primarily resulting from Madison Unit 3 being placed in service and the acquisition of Acadia Unit 1 both in the first quarter of 2010 and $0.03 per share of higher other miscellaneous expenses. These increases were partially offset by $0.02 per share of lower capacity payments made during the fourth quarter of 2010 primarily due to the commencement of commercial operations at Madison Unit 3 and the acquisition of Acadia Unit 1 in the first quarter of 2010 and $0.03 per share of lower interest charges.

- **AFUDC, primarily associated with the first quarter 2010 completion of Madison Unit 3, reduced earnings by $0.39 per share compared to the fourth quarter of 2009.** The equity portion of AFUDC primarily associated with the Madison Unit 3 project decreased $0.32 per share, while the debt portion of AFUDC decreased $0.07 per share compared to the fourth quarter of 2009.

Cleco Midstream Resources

- **Evangeline's results increased earnings by $0.10 per share compared to the fourth quarter of 2009** primarily due to lower interest charges and lower maintenance expenses. These increases were partially offset by lower tolling revenue due to the Evangeline restructuring and pricing of the new tolling agreement.

- **Acadia's results increased earnings by $0.07 per share compared to the fourth quarter of 2009** primarily due to the absence of removal and retirement costs and lower turbine and general maintenance expenses.

Corporate and Other

- **Higher interest charges decreased earnings by $0.08 per share compared to the fourth quarter of 2009** primarily due to $0.07 per share of net interest charges related to uncertain tax positions and $0.01 per share related to a bank term loan executed in February 2010.

- **Lower income taxes increased earnings by $0.03 per share compared to the fourth quarter of 2009** as a result of a $0.04 per share decrease in tax expense to reflect tax expense at the consolidated annual effective tax rate. This increase was partially offset by $0.01 per share for miscellaneous tax items.

- **Lower other miscellaneous expenses increased earnings by $0.02 per share compared to the fourth quarter of 2009.**

<u>Year-Over-Year Operational Earnings Per Share Reconciliation:</u>

$ 1.73	**Year ended Dec. 31, 2009, diluted operational earnings per share**
2.39	Non-fuel revenue, net of rate refund accrual
0.01	Energy hedging, net
0.01	Income taxes
(0.61)	Other expenses, net
(1.22)	AFUDC
$ 0.58	**Cleco Power results**
0.25	**Cleco Midstream results**
(0.30)	**Corporate results**
$ 2.26	**Year ended Dec. 31, 2010, diluted operational earnings per share**
1.94	**Adjustments[1]**
$ 4.20	**Reported GAAP diluted earnings per share**

[1]Refer to "Operational Earnings Adjustments" in this news release

Cleco Power

- **Non-fuel revenue, net of rate refund accrual, increased earnings by $2.39 per share in the year-to-year comparison.** The impact of the retail base rate increases that became effective in February 2010, which included Madison Unit 3 and Acadia Unit 1, contributed approximately $2.12 per share. The impact from favorable weather was approximately $0.17 per share, while the impact from new service to a wholesale customer was approximately $0.12 per share. Mineral lease payments, higher transmission revenue, and higher customer forfeited discounts contributed $0.08 per share. These increases were partially offset by $0.10 per share as a result of recording an estimated accrual for a rate refund.

- **Favorable results from energy hedging positions tied to a fixed-price wholesale contract increased earnings by $0.01 per share year over year.**

- **Income taxes increased earnings by $0.01 per share year over year** due to $0.05 per share related to the implementation of new retail rates and $0.01 per share for miscellaneous tax items. These increases were partially offset by $0.03 per share for Medicare Part D resulting from health care legislation enacted in the first quarter of 2010 and $0.02 per share for the tax impact of a valuation allowance for capital loss carryforwards.

- **Other expenses, net, were $0.61 per share higher compared to 2009** primarily due to $0.29 per share of higher depreciation expense resulting from Madison Unit 3 being placed in service and the acquisition of Acadia Unit 1 both in the first quarter of 2010, along with $0.37 per share of higher operating and maintenance expenses. Also contributing to the increase was $0.03 per share of higher payroll and state franchise taxes and $0.06 per share of higher other net miscellaneous expenses. These increases were partially offset by $0.14 per share of lower capacity payments, primarily resulting from Madison Unit 3 being placed in service and the acquisition of Acadia Unit 1, which resulted in less capacity purchased from third parties.

- **AFUDC, primarily associated with the first quarter 2010 completion of the Madison Unit 3 project, reduced earnings by $1.22 per share compared to 2009.** The equity portion of AFUDC primarily associated with the Madison Unit 3 project decreased earnings by $1.00 per share, while the debt portion of AFUDC decreased earnings by $0.22 per share compared to 2009.

Cleco Midstream Resources

- **Acadia's results increased earnings by $0.26 per share year over year** primarily due to lower removal and asset retirement costs, lower depreciation expense resulting from certain Acadia assets meeting the criteria of assets held for sale, the contractual expiration of an underlying indemnification related to the sale of Acadia Unit 1, lower legal fees and lower interest charges.

- **Evangeline's results were comparable to the same period last year.** Tolling revenue was lower as a result of the Evangeline restructuring and pricing of the new tolling agreement. However, this decrease was offset by lower interest charges as a result of the payoff of Evangeline's debt and lower maintenance expenses resulting from the absence of a 2009 outage.

- **Higher other expenses at Midstream decreased results by $0.01 per share year over year.**

For a discussion of other transactions affecting the results of Cleco Midstream, please refer to "Operational Earnings Adjustments — Gains from Evangeline and Acadia Unit 1 Transactions" below.

Corporate and Other

- **Higher income taxes decreased earnings by $0.02 per share compared to 2009** due to $0.01 per share for Medicare Part D resulting from health care legislation enacted in the first quarter of 2010 and $0.01 per share for miscellaneous tax items.

- **Higher interest charges decreased earnings by $0.20 per share compared to 2009** primarily due to $0.13 per share of net interest charges related to uncertain tax positions, $0.03 per share related to the absence of a 2009 favorable settlement of a franchise tax lawsuit and $0.04 per share related to a bank term loan executed in February 2010.

- **Higher other miscellaneous expenses decreased earnings by $0.08 per share compared to last year** primarily due to $0.05 per share of lower interest income, $0.02 per share from the absence of adjustments related to amended franchise tax returns filed in 2009, and $0.01 per share from other net miscellaneous expenses.

Operational Earnings Adjustments:

Cleco's management uses operational earnings per share to evaluate the operations of Cleco and to establish goals for management and employees. Management believes this presentation is appropriate and enables investors to more accurately compare Cleco's operational financial performance over the periods presented. Operational earnings as presented here may not be comparable to similarly titled measures used by other companies. The following table provides a reconciliation of operational earnings per share to reported GAAP earnings per share.

Reconciliation of Operational Earnings Per Share to Reported GAAP Diluted Earnings Per Share

	Diluted Earnings Per Share			
	Three months ended Dec. 31			
	2010		2009	
Operational earnings per share	$	0.34	$	0.15
Company- and trust-owned life insurance policy adjustments		0.01		0.01
Tax levelization		(0.01)		0.05
Reported GAAP diluted earnings per share applicable to common stock	$	0.34	$	0.21

	Diluted Earnings Per Share			
	Year ended Dec. 31			
	2010		2009	
Operational earnings per share	$	2.26	$	1.73
Company- and trust-owned life insurance policy adjustments		0.02		0.03
Gain from Evangeline transaction		1.51		-
Gain from Acadia Unit 1 transaction		0.41		-
Reported GAAP diluted earnings per share applicable to common stock	$	4.20	$	1.76

Reconciling adjustments from operational earnings per share to GAAP diluted earnings per share are as follows:

COLI/TOLI Adjustments

Cleco has both Company-Owned Life Insurance and Trust-Owned Life Insurance policies covering certain members of management. These policies are payable to Cleco upon death of the insured. COLI/TOLI assets are acquired at fair value and adjusted for changes in market value and any payments/redemptions of cash surrender values. The resulting adjustments for these items increased earnings by $0.01 per share for the fourth quarters of 2010 and 2009. These adjustments increased earnings by $0.02 per share for 2010 and increased earnings by $0.03 per share for 2009. Cleco is unable to predict changes in the market values and amounts of cash surrender values of these policies and management does not consider these adjustments to be a component of operational earnings.

Tax Levelization

Generally accepted accounting principles require companies to apply an effective tax rate to interim periods that is consistent with a company's estimated annual effective tax rate. As a result, quarterly, Cleco projects the annual effective tax rate and then adjusts the tax expense recorded in that quarter to reflect the projected annual effective tax rate. During the fourth quarters of 2010 and 2009, Cleco recorded a $0.01 per share expense and a $0.05 per share benefit, respectively, from the levelization of its annual tax rate to bring the actual tax rate in line with the projected annual effective tax rate. The incremental adjustment for tax levelization is not related to operational earnings because it reflects the effect of the change in tax rates on operational earnings for the entire year.

Gains from Evangeline and Acadia Unit 1 Transactions

On Feb. 22, 2010, the existing Evangeline tolling agreement was terminated and a new tolling agreement was executed with the same counterparty resulting in the recognition of a gain of $1.51 per share for 2010. On Feb. 23, 2010, Cleco Power's acquisition of Acadia Unit 1 and half of Acadia Power Station's common facilities was completed resulting in the recognition of a gain of $0.41 per share for 2010. Because these are one-time gains, management does not consider these adjustments to be components of operational earnings.

Cleco management will discuss the company's fourth-quarter and full year 2010 results during a conference call scheduled for 11 a.m. Eastern time (10 a.m. Central time) Friday, Feb. 25, 2011. The call will be webcast live on the Internet. A replay will be available for 12 months. Investors may access the webcast through the company's Web site at www.cleco.com by selecting "Investor Relations" and then "Q4 2010 Cleco Corp. Earnings Conference Call."

Cleco Corp. is a regional energy company headquartered in Pineville, La. It operates a regulated electric utility company, Cleco Power LLC, which serves about 279,000 retail customers across Louisiana. Cleco also operates a wholesale energy business, Cleco Midstream Resources LLC, which includes the pending sale of Acadia Unit 2. For more information about Cleco, visit www.cleco.com.

(Unaudited)	For the three months ended Dec. 31					
	(million kWh)			(thousands)		
	2010	**2009**	**Change**	**2010**	**2009**	**Change**
Electric Sales						
Residential	822	823	(0.1)%	$ 62,970	$ 35,186	79.0 %
Commercial	614	602	2.0 %	43,142	23,582	82.9 %
Industrial	592	599	(1.2)%	22,385	12,911	73.4 %
Other retail	33	34	(2.9)%	2,458	1,426	72.4 %
Surcharge	-	-	-	1,683	4,987	(66.3)%
Other	-	-	-	(1,621)	-	-
Total retail	2,061	2,058	0.1 %	131,017	78,092	67.8 %
Sales for resale	223	128	74.2 %	13,755	7,337	87.5 %
Unbilled	45	(38)	218.4 %	(684)	(1,275)	46.4 %
Total retail and wholesale customer sales	2,329	2,148	8.4 %	$144,088	$ 84,154	71.2 %

(Unaudited)	For the year ended Dec. 31					
	(million kWh)			(thousands)		
	2010	**2009**	**Change**	**2010**	**2009**	**Change**
Electric Sales						
Residential	3,978	3,637	9.4 %	$271,781	$ 157,672	72.4 %
Commercial	2,605	2,484	4.9 %	160,039	95,453	67.7 %
Industrial	2,271	2,232	1.7 %	78,158	50,957	53.4 %
Other retail	138	136	1.5 %	9,186	5,715	60.7 %
Surcharge	-	-	-	8,888	19,661	(54.8)%
Other	-	-	-	(6,005)	-	-
Total retail	8,992	8,489	5.9 %	522,047	329,458	58.5 %
Sales for resale	807	560	44.1 %	47,954	23,371	105.2 %
Unbilled	46	60	(23.3)%	22,675	2,262	902.4 %
Total retail and wholesale customer sales	9,845	9,109	8.1 %	$592,676	$355,091	66.9 %

CLECO CORP.
CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(Unaudited)

For the three months ended Dec. 31	2010	2009
Operating revenue		
Electric operations	$ **246,574**	$ 181,178
Tolling operations	**3,052**	-
Other operations	**10,105**	7,971
Affiliate revenue	**137**	2,947
Gross operating revenue	**259,868**	192,096
Electric customer credits	**(3,282)**	-
Operating revenue, net	**256,586**	192,096
Operating expenses		
Fuel used for electric generation	**86,823**	48,243
Power purchased for utility customers	**17,459**	52,697
Other operations	**32,731**	31,497
Maintenance	**22,396**	15,523
Depreciation	**29,304**	19,971
Taxes other than income taxes	**8,136**	7,135
Loss on sales of assets	**375**	-
Total operating expenses	**197,224**	175,066
Operating income	**59,362**	17,030
Interest income	**40**	461
Allowance for other funds used during construction	**1,361**	20,928
Equity loss from investees	**(363)**	(18,134)
Other income	**1,678**	827
Other expense	**(2,611)**	(626)
Interest charges		
Interest charges, including amortization of debt expenses, premium, and discount, net of capitalized interest	**24,265**	18,401
Allowance for borrowed funds used during construction	**(510)**	(7,016)
Total interest charges	**23,755**	11,385
Income before income taxes	**35,712**	9,101
Federal and state income tax expense (benefit)	**15,087**	(3,678)
Net income	**20,625**	12,779
Preferred dividends requirements, net of tax	**12**	12
Net income applicable to common stock	$ **20,613**	$ 12,767
Average shares of common stock outstanding		
Basic	**60,511,692**	60,254,541
Diluted	**60,892,646**	60,622,385
Basic earnings per share		
Net income applicable to common stock	$ **0.34**	$ 0.21
Diluted earnings per share		
Net income applicable to common stock	$ **0.34**	$ 0.21
Cash dividends paid per share of common stock	$ **0.250**	$ 0.225

--more--

CLECO CORP.
CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(Unaudited)

For the year ended Dec. 31	2010	2009
Operating revenue		
Electric operations	$ 1,086,102	$ 808,646
Tolling operations	26,067	-
Other operations	44,529	33,651
Affiliate revenue	1,564	11,461
Gross operating revenue	1,158,262	853,758
Electric customer credits	(9,596)	-
Operating revenue, net	1,148,666	853,758
Operating expenses		
Fuel used for electric generation	363,550	261,456
Power purchased for utility customers	141,864	216,906
Other operations	119,516	109,060
Maintenance	81,228	51,300
Depreciation	112,203	78,204
Taxes other than income taxes	34,626	29,947
Loss on sales of assets	338	76
Total operating expenses	853,325	746,949
Operating income	295,341	106,809
Interest income	409	1,512
Allowance for other funds used during construction	12,413	73,269
Equity income (loss) from investees	38,849	(17,423)
Gain on toll settlement	148,402	-
Other income	5,242	5,581
Other expense	(6,991)	(2,807)
Interest charges		
Interest charges, including amortization of debt expenses, premium, and discount, net of capitalized interest	100,339	77,228
Allowance for borrowed funds used during construction	(4,563)	(26,173)
Total interest charges	95,776	51,055
Income before income taxes	397,889	115,886
Federal and state income tax expense	142,498	9,579
Net income	255,391	106,307
Preferred dividends requirements, net of tax	46	46
Net income applicable to common stock	$ 255,345	$ 106,261
Average shares of common stock outstanding		
Basic	60,431,142	60,187,894
Diluted	60,754,589	60,498,205
Basic earnings per share		
Net income applicable to common stock	$ 4.23	$ 1.77
Diluted earnings per share		
Net income applicable to common stock	$ 4.20	$ 1.76
Cash dividends paid per share of common stock	$ 0.975	$ 0.900

--more--

CLECO CORP.
CONSOLIDATED BALANCE SHEETS
(Thousands)
(Unaudited)

	At Dec. 31, 2010	At Dec. 31, 2009
Assets		
Current Assets		
Cash and cash equivalents	$ 191,128	$ 145,193
Accounts receivable, net	92,197	70,557
Other current assets	325,525	278,175
Total Current Assets	608,850	493,925
Property, plant and equipment, net	2,784,225	2,247,030
Equity investment in investees	86,732	251,617
Prepayments, deferred charges and other	681,603	702,275
Total Assets	$ 4,161,410	$ 3,694,847
Liabilities		
Current Liabilities		
Short-term debt	$ 150,000	$ -
Long-term debt due within one year	12,269	11,478
Accounts payable	125,923	114,541
Other current liabilities	189,489	115,785
Total Current Liabilities	477,681	241,804
Deferred credits	965,813	1,016,672
Long-term debt, net	1,399,709	1,320,299
Total Liabilities	2,843,203	2,578,775
Shareholders' Equity		
Preferred stock	1,029	1,029
Common shareholders' equity	1,328,816	1,126,334
Accumulated other comprehensive loss	(11,638)	(11,291)
Total Shareholders' Equity	1,318,207	1,116,072
Total Liabilities and Shareholders' Equity	$ 4,161,410	$ 3,694,847

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances. There are many risks and uncertainties with respect to such forward-looking statements, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Cleco Midstream's facilities, the financial condition of the company's tolling agreement counterparty, the performance of the tolling agreement by such counterparty, the completion of the Acadiana Load Pocket project, the completion of the Acadia Unit 2/Entergy Louisiana transaction, the impact of the global economic environment, and other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K. Actual results may differ materially from those indicated in such forward-looking statements.

###